Exhibit 99.1

Actions Semiconductor Reports Third Quarter 2014 Results

ZHUHAI, China, November 4, 2014 -- Actions Semiconductor Co., Ltd. (Nasdaq: ACTS) (“Actions Semiconductor” or “the Company”), one of China's leading fabless semiconductor companies that provides comprehensive portable multimedia and mobile internet system-on-a-chip (SoC) solutions for portable consumer electronics, today reported its financial results for the third quarter ended September 30, 2014.

All financial results are reported on a U.S. GAAP basis.

Revenue for the third quarter of 2014 was $13.1 million, as compared to revenue of $12.0 million for the second quarter of 2014, and $16.9 million for the third quarter of 2013.

Net loss attributable to Actions Semiconductor's shareholders for the third quarter of 2014 was $9.2 million or $0.137 per basic and diluted American Depositary Share ("ADS"). This compares to net loss attributable to Actions Semiconductor's shareholders of $3.5 million or $0.050 per basic and diluted ADS, for the second quarter of 2014, and net loss attributable to Actions Semiconductor’s shareholders of $0.2 million or $0.002 per basic and diluted ADS, for the third quarter of 2013.

Actions Semiconductor reported gross margin of 14.6% for the third quarter of 2014, compared to gross margin of 18.4% for the second quarter of 2014, and 33.2% for the third quarter of 2013. Gross margin was impacted by fierce competition in the tablet market and a net inventory write-down that reduced margin by nearly 7%. The Company ended the third quarter with $161.3 million in cash and cash equivalents, together with time deposits, trading securities and marketable securities, current and non-current.

Since the share repurchase program commenced in 2007, the Company has invested approximately $78.9 million in repurchasing its ADSs and ordinary shares, including $25.0 million representing the equivalent of 10.0 million ADSs repurchased through a Dutch auction tender offer in September 2014. As of September 30, 2014, the equivalent of approximately 33.7 million ADSs were repurchased.

“In the third quarter of 2014, revenue came in toward the low end of our expectations, primarily due to a supply shortage of 8-inch wafers for multimedia products from our foundry. Competition in the worldwide tablet market remained intense, keeping selling prices and margins low. Lower gross margin, combined with mask expenses related to our new application processor enabled by 28nm process technology and expenses related to our Dutch auction tender offer contributed to the loss for the quarter,” stated Dr. Zhenyu Zhou, CEO of Actions Semiconductor.

“Shipments of dual-core solutions accounted for the majority of tablet shipments during the quarter, and we saw a twofold increase in shipments of quad-core solutions, indicative of the accelerated migration from dual-core to quad-core solutions in the overseas tablet market. We expect another sequential increase in shipments in the fourth quarter, although challenging conditions in the tablet market will persist for the next few quarters.

“As we approach the end of 2014, we believe we are through the most challenging period in our tablet business and are preparing to harvest our investments in 28nm process technology and 64-bit architecture in the year ahead. We recently launched our first 28nm OWL series chipset, the ATM7059, which will target the branded and whitebox tablet market and Over-the-top (“OTT”) set-top box market, with a 64-bit solution to be launched before year end. We also see strong potential in the Bluetooth boombox market, especially our Bluetooth 4.0 solutions, which we expect to be a major revenue driver in 2015 following the launch of our RF and audio processing integrated single chip SoC for Bluetooth boomboxes and headphones,” Dr. Zhou concluded.

Business Outlook

The following statements are based upon management's current expectations. These statements are forward-looking, and actual results may differ materially. The Company undertakes no obligation to update these statements.

Based on current market trends, the Company expects revenue in the fourth quarter of 2014 to be in the range of $14.0 to $16.0 million. The Company expects a sequential improvement in shipments in the fourth quarter of 2014, although challenging conditions in the tablet market will continue to impact revenue and margins in the near term.

Conference Call Details

Actions Semiconductor's third quarter of fiscal year 2014 teleconference and webcast is scheduled to begin at 8:00 a.m. Eastern Time, on Tuesday, November 4, 2014. To participate in the live call, analysts and investors should dial 1-888-427-9419 (within U.S.) or 1-719-325-2463 (outside U.S.) at least ten minutes prior to the call. The conference ID number is 2795511. Actions Semiconductor will also offer a live and archived webcast of the conference call, accessible from the "Investor Relations" section of the Company's website at www.actions-semi.com. An audio replay of the call will be available to investors through November 14, 2014 by dialing 1-888-203-1112 (within U.S.) or 1-719-457-0820 (outside U.S.) and entering access code 2795511.

About Actions Semiconductor

Actions Semiconductor is one of China's leading fabless semiconductor companies that provides comprehensive portable multimedia and mobile internet system-on-a-chip (SoC) solutions for portable consumer electronics. Actions Semiconductor products include SoCs, firmware, software, solution development kits, as well as detailed specifications of other required components. Actions Semiconductor also provides total product and technology solutions that allow customers to quickly introduce new portable consumer electronics to the mass market in a cost effective way. The Company is headquartered in Zhuhai, China, with offices in Shanghai, Shenzhen, Hong Kong and Taipei. For more information, please visit the Actions Semiconductor website at http://www.actions-semi.com.

"Safe Harbor" Statement under the Private Securities Litigation Reform Act of 1995

Statements contained in this release that are not historical facts are forward-looking statements, as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements include statements concerning the outlook for its new products enabled by 28nm process technology and 64-bit CPU for tablets and high-end OTT set-top boxes and new RF and audio processing integrated single chip SoC for Bluetooth boomboxes, customer acceptance of the Actions Semiconductor’s new products and corresponding increases in market share, Actions Semiconductor's belief that it is through the most challenging period in its tablet business and is positioned to capture some upside from its new products and Actions Semiconductor's future expectations with respect to revenue. Actions Semiconductor uses words like "believe," "anticipate," "intend," "estimate," "expect," "project" and similar expressions to identify forward-looking statements, although not all forward-looking statements contain these words. These forward-looking statements are estimates reflecting current assumptions, expectations and projections about future events and involve significant risks, both known and unknown, uncertainties and other factors that may cause Actions Semiconductor's actual performance, financial condition or results of operations to be materially different from those suggested by the forward-looking statements including, among others, customers' cancellation or modification of their orders; our failure to accurately forecast demand for our products; the loss of, or a significant reduction in orders from, any of our significant customers; fluctuations in our operating results; our inability to develop and sell new products; defects in or failures of our products; the expense and uncertainty involved in our customer design-win efforts; the financial viability of the distributors of our products; consumer demand; worldwide economic and political conditions; fluctuations in our costs to manufacture our products; our reliance on third parties to manufacture, test, assemble and ship our products; our ability to retain and attract key personnel; our ability to compete with our competitors; and our ability to protect our intellectual property rights and not infringe the intellectual property rights of others. Other factors that may cause our actual results to differ from those set forth in the forward-looking statements contained in this press release and that may affect our prospects in general are described in our filings with the Securities and Exchange Commission, including our most recently filed Forms F-1, 20-F and 6-Ks. Other unknown or unpredictable factors also could have material adverse effects on Actions Semiconductor's future results, performance or achievements. In light of these risks, uncertainties, assumptions and factors, the forward-looking events discussed in this press release may not occur. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date stated, or if no date is stated, as of the date of this press release. Except as required by law, Actions Semiconductor undertakes no obligation and does not intend to update or revise any forward-looking statement to reflect subsequent events or changed assumptions or circumstances.

Investor Contacts:

Elaine Ketchmere, CFA	Ally Xie, CA, CPA
Compass Investor Relations	Actions Semiconductor
eketchmere@compass-ir.com	investor.relations@actions-semi.com
+1-310-528-3031	+86-756-3392353*1018

ACTIONS SEMICONDUCTOR CO., LTD.

CONSOLIDATED CONDENSED BALANCE SHEETS

(in thousands of U.S. dollars)

	At September 30,	At June 30,	At December 31,
	2014	2014	2013
	(unaudited)	(unaudited)	(audited)
ASSETS
Current assets:
Cash and cash equivalents	78,520	60,888	53,263
Time deposit	161	327	327
Restricted deposits	38,985	32,463	27,181
Marketable securities	43,520	79,664	126,607
Trading securities	74	74	74
Accounts receivable, net of allowance for doubtful accounts of $379, $185 and $nil as of September 30,2014, June 30, 2014 and December 31, 2013 respectively	4,520	5,196	5,782
Amount due from a related party	1,032	737	1,301
Amount due from an equity method investee	46	43	38
Inventories, net of inventory written-down of $3,747, $2,845 and $1,558 as of September 30, 2014, June 30, 2014 and December 31, 2013 respectively	22,806	27,216	20,278
Prepaid expenses and other current assets	3,563	3,831	3,972
Income tax recoverable	154	85	67
Dividend receivable	-	425	-
Deferred tax assets	848	809	416
Total current assets	194,229	211,758	239,306

Investments in equity method investees	27,061	26,992	17,843
Other investments	15,639	15,625	15,648
Marketable securities	-	16,067	17,139
Rental deposits	55	61	61
Property, plant and equipment, net	31,183	30,886	31,896
Land use right	1,545	1,530	1,588
Acquired intangible assets, net	17,684	19,115	12,218
Deposit paid for acquisition of intangible assets	430	489	145
Deferred tax assets	85	89	99
TOTAL ASSETS	287,911	322,612	335,943

LIABILITIES AND EQUITY
Current liabilities:
Accounts payable	5,170	7,267	6,016
Accrued expenses and other current liabilities	9,680	9,521	6,127
Short-term bank loans	33,500	34,500	35,500
Other liabilities	1,728	1,698	1,362
Income tax payable	49	49	49
Deferred tax liabilities	108	339	343
Total current liabilities	50,235	53,374	49,397

Other liabilities	229	-	412
Deferred tax liabilities	958	988	3,589
Total liabilities	51,422	54,362	53,398
Equity:
Ordinary shares	1	1	1
Additional paid-in capital	63,017	63,012	63,001
Treasury Stock	(70,170)	(45,055)	(44,119)
Accumulated other comprehensive income	38,919	36,327	40,734
Retained earnings	204,754	213,997	222,959
Total Actions Semiconductor Co., Ltd. shareholders' equity	236,521	268,282	282,576
Non-controlling interest	(32)	(32)	(31)
Total equity	236,489	268,250	282,545
TOTAL LIABILITIES AND EQUITY	287,911	322,612	335,943

ACTIONS SEMICONDUCTOR CO., LTD.

CONSOLIDATED CONDENSED STATEMENT OF OPERATIONS

(in thousands of U.S. dollars, except per share amounts)

	Three months ended	Three months ended	Nine months ended	Nine months ended
	September 30,	September 30,	September 30,	September 30,
	2014	2013	2014	2013
	(unaudited)	(unaudited)	(unaudited)	(unaudited)

Revenues:
System-on-a-chip products	13,084	16,830	36,317	51,710
Semiconductor product testing services	27	54	81	106
Total revenues	13,111	16,884	36,398	51,816
Cost of revenues:
System-on-a-chip products	(11,188)	(11,248)	(29,633)	(34,246)
Semiconductor product testing services	(11)	(27)	(38)	(45)
Total cost of revenues	(11,199)	(11,275)	(29,671)	(34,291)
Gross profit	1,912	5,609	6,727	17,525
Other operating income	30	501	659	653
Operating expenses:
Research and development	(10,667)	(6,547)	(24,057)	(19,909)
General and administrative	(3,130)	(2,133)	(7,954)	(6,217)
Selling and marketing	(556)	(447)	(1,574)	(1,443)
Total operating expenses	(14,353)	(9,127)	(33,585)	(27,569)
Loss from operations	(12,411)	(3,017)	(26,199)	(9,391)
Other income (expenses)	846	187	(1,651)	1,557
Dividend income from an other investment	-	-	423	493
Interest income	2,029	2,926	7,912	9,117
Interest expense	(87)	(128)	(383)	(352)
(Loss) income before income taxes, equity in net income (loss) of equity method investees and non-controlling interest	(9,623)	(32)	(19,898)	1,424
Income tax credit (expense)	353	(197)	1,459	(295)
Equity in net income (loss) of equity method investees	27	77	234	(182)
Net (loss) income	(9,243)	(152)	(18,205)	947
Add: Net loss attributable to non-controlling interest	-	-	-	1
Net (loss) income attributable to Actions Semiconductor Co., Ltd.	(9,243)	(152)	(18,205)	948

Net (loss) income attributable to Actions Semiconductor Co., Ltd.
Basic (per share)	(0.023)	(0.000)	(0.044)	0.002
Diluted (per share)	(0.023)	(0.000)	(0.044)	0.002

Basic (per ADS)	(0.137)	(0.002)	(0.267)	0.014
Diluted (per ADS)	(0.137)	(0.002)	(0.267)	0.013

Weighted-average shares used in computation:
Basic	403,462,431	413,849,403	409,491,710	412,083,249
Diluted	403,462,431	413,849,403	409,491,710	425,687,178

Weighted-average ADS used in computation :
Basic	67,243,739	68,974,901	68,248,618	68,680,542
Diluted	67,243,739	68,974,901	68,248,618	70,947,863

Note: Share-based compensation recorded in each expense classification above is as follows:
Research and development	3	68	10	273
General and administrative	1	22	5	54
Selling and marketing	-	3	-	14
Cost of revenues	-	-	-	49

ACTIONS SEMICONDUCTOR CO., LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands of U.S. dollars)

	Three months ended	Nine months ended	Nine months ended
	September 30,	September 30,	September 30,
	2014	2014	2013
	(unaudited)	(unaudited)	(unaudited)
Operating activities:
Net (loss) income	(9,243)	(18,205)	947
Adjustments to reconcile net (loss) income to net cash provided by
Operating activities:
Depreciation of property, plant and equipment	457	1,462	1,564
Allowance for doubtful accounts receivable	194	379	-
Amortization of land use right	9	27	27
Amortization and impairment of acquired intangible assets	1,777	4,138	2,557
Utilization of subsidy from local authorities of Zhuhai, the People's Republic of China ("PRC")	-	-	(222)
Write down of inventories	902	2,189	583
Gain on disposal of property, plant and equipment	-	(3)	-
Loss on disposal of intangible assets	-	415	-
Share of net (gain) loss of equity method investees	(27)	(234)	182
Share-based compensation	5	16	390
Deferred taxes	(288)	(3,277)	185
Dividend income from another investment	-	(423)	(493)
Changes in operating assets and liabilities:
Accounts receivable	510	862	(1,330)
Amount due from a related party	(295)	269	340
Inventories	3,852	(4,858)	(13,748)
Amount due from an equity method investee	(3)	(8)	4
Prepaid expenses and other current assets	325	369	6,852
Accounts payable	(2,158)	(815)	(1,868)
Accrued expenses and other current liabilities	30	(1,350)	(3,399)
Income tax recoverable	(68)	(88)	110
Income tax payable	-	-	1
Rental deposit received (paid)	7	5	(16)
Note Receivables	-	-	(37)
Dividend received	425	425	-
Net cash used in operating activities	(3,589)	(18,705)	(7,371)

Investing activities:
Investment in an equity method investee	-	(9,016)	(3,712)
Proceeds from redemption of marketable securities	57,955	153,277	99,532
Purchase of marketable securities	(4,990)	(53,384)	(82,800)
Proceeds from disposal of property, plant and equipment	1	20	16
Purchase of property, plant and equipment	(307)	(1,090)	(522)
Purchase of intangible assets	(159)	(5,438)	(2,685)
Increase in restricted deposits	(6,165)	(11,885)	(11,199)
Decrease in time deposits	162	162	-
Deposit paid for acquisition of intangible assets	-	(349)	(759)
Proceeds from disposal of intangible assets	-	24	-
Net cash provided by (used in) investing activities	46,497	72,321	(2,129)

Financing activities:
Advance subsidy from local authorities of Zhuhai, the PRC	232	232	302
Proceeds from exercise of share option and restricted stock unit	757	2,410	2,570
Repurchase of ordinary shares	(25,872)	(28,461)	(3,008)
Raise of short-term bank loans	-	10,000	5,000
Repayment of short-term bank loans	(1,000)	(12,000)	-
Net cash (used in) provided by financing activities	(25,883)	(27,819)	4,864

Net increase (decrease) in cash and cash equivalents	17,025	25,797	(4,636)

Cash and cash equivalents at the beginning of the period	60,888	53,263	71,336

Effect of exchange rate changes on cash	607	(540)	1,184
Cash and cash equivalents at the end of the period	78,520	78,520	67,884

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